

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Olivier G. Thirot
Executive Vice President and Chief Financial Officer
Kelly Services Inc
999 West Big Beaver Road
Troy, Michigan 48084

> **Re: Kelly Services Inc**
> **Registration Statement on Form S-3**
> **Filed May 11, 2023**
> **File No. 333-271834**

Dear Olivier G. Thirot:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Craig A Roeder